CORRESP secltr411.htm

[LETTERHEAD]

April 19, 2011

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:  Norfolk Southern Corporation
        Form 10-K for the year ended December 31, 2010
        Filed February 17, 2011
        Commission File No. 001-08339

Dear Ms. Cvrkel:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comment letter to Charles W. Moorman dated April 7, 2011 (which has been reproduced here in italics).

Annual Report on Form 10-K for the year ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page K20
Railway Operating Revenues, page K21

  We note your disclosure on page 22 that two of your customers have filed rate reasonableness complaints at the STB alleging that the NS tariff rates for transportation of regulated movements are unreasonable and that you are disputing these allegations.  You also disclose that although the cases have not progressed to a point where management can evaluate the likelihood of the outcome, unfavorable rulings could have a materially adverse effect on NS financial position, results of operations or liquidity.  In light of the fact that it appears a loss is reasonably possible as a result of the rulings on this case, please revise the notes to the financial statements in future filings to disclose the nature of this contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  See requirements in ASC-450-20-50.

We note your comments, however, NS does not believe that a loss is reasonably possible or probable as a result of the rulings of these cases.  The original disclosure on page K22 was intended to address the potential impact on future revenues in the event of unfavorable rulings on these cases.  To avoid potential confusion, NS proposes the following revised disclosures for future filings, until such time as new information becomes available that would warrant an update:

  Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

  Two of NS’ customers, DuPont and South Mississippi Electric Power Association (SMEPA), have filed rate reasonableness complaints at the Surface Transportation Board (STB) alleging that the NS tariff rates for transportation of regulated movements are unreasonable.  NS is disputing these allegations.  Since June 1, 2009, in the case of DuPont, and since January 1, 2011, in the case of SMEPA, NS has been billing and collecting amounts from the customers based on the challenged tariff rates.  Management presently expects resolution of these cases to occur in late 2012 or 2013.  Although the cases have not progressed to a point where management can provide an estimate of possible loss or range of loss, unfavorable rulings could have a materially adverse effect on future revenues.

  Norfolk Southern Corporation and Subsidiaries
  Notes to Consolidated Financial Statements

  17.  Commitments and Contingencies

  Lawsuits

  Two of NS’ customers, DuPont and South Mississippi Electric Power Association (SMEPA), have filed rate reasonableness complaints at the Surface Transportation Board (STB) alleging that the NS tariff rates for transportation of regulated movements are unreasonable.  NS is disputing these allegations.  Since June 1, 2009, in the case of DuPont, and since January 1, 2011, in the case of SEMPA, NS has been billing and collecting amounts from the customers based on the challenged tariff rates.  Management presently expects resolution of these cases to occur in late 2012 or 2013.  The cases have not progressed to a point where management can provide an estimate of possible loss or range of loss.

Financial Statements, page K38
Notes to Consolidated Financial Statements, page K46
12.  Stock-Based Compensation, page K64
Stock Options, page K65

  We note from page K66 that when calculating the fair value of stock option awards, a dividend yield of zero was used for options granted that include dividend equivalent payments and dividend yields of 2.89%, 2.4%, and 2.29%, for 2010, 2009, and 2008, respectively, were used for LTIP options for periods where no dividend equivalent payments are made as well as for TSOP options which do not receive dividend equivalents.  Please explain to us, and disclose in future filings, the terms of the dividend equivalent payments, such as whether the employee retains the dividend equivalent benefit if the options are forfeited.  If the employee is not required to return the dividend equivalents received if they forfeit their awards, please tell us how you account for those dividend equivalents paid.  See guidance in ASC 718-10-55-45.

As disclosed on page K65, “Holders of the options granted under LTIP in 2010 who remain actively employed receive cash dividend equivalent payments for four years in an amount equal to the regular quarterly dividends paid on Common Stock.”  NS provides this information in each Form 10-K for each year’s stock option grant.  Norfolk Southern charges these dividend equivalent payments to retained income.  In those rare situations that an employee terminates employment before the option expires, for reasons other than retirement, disability, or death, the option expires at the close of business on the participant’s last day of active service; however, they are not required to forfeit dividend equivalent payments already received.  Such terminations have been immaterial in nature to any given period, have averaged less than 0.5% of outstanding options over the past five years, and the dividend equivalent payments subject to forfeiture amounted to less than $1 million in total over the past five years.  Given the inconsequential amount, NS does not recognize the dividend equivalent payments on these instruments as additional compensation cost.  NS will continue to monitor forfeitures and, if they become more than insignificant, will record additional compensation expense.

We note your comments and will revise our disclosures in future filings to include the following:

Norfolk Southern Corporation and Subsidiaries
Notes to Consolidated Financial Statements

  12.  Stock-based Compensation

  The LTIP also permits the payment – on a current or deferred basis and in cash or in stock – of dividend equivalents on shares of Common Stock covered by options, PSUs, or restricted stock units in an amount commensurate with regular quarterly dividends paid on Common Stock.  With respect to options, if employment of the participant is terminated for any reason, including retirement, disability, or death, the Corporation shall have no further obligation to make any dividend equivalent payments.  Outstanding PSUs do not currently receive dividend equivalent payments.  Regarding restricted stock units, if employment of the participant is terminated for any reason other than retirement, disability, or death, the Corporation shall have no further obligation to make any dividend equivalent payments.  Should an employee terminate employment, they are not required to forfeit dividend equivalent payments already received.

15.  Earnings Per Share, page K70

  We note that the income available to common stockholders has been reduced in each year presented for the effect of dividend equivalent payments made to holders of stock options.  We further note from page K64 that dividend equivalent payments are permitted on all share based payment instruments, including stock options, PSUs, and restricted stock.  In this regard, please tell us whether your income available to common stockholders has been reduced for dividend equivalent payments related to all share based payment instruments and not just stock options.  To the extent such amounts have been considered in income available to common stockholders, please revise your disclosure in future filings to so state.  Also, as part of your response and revised disclosure, please clarify the type of shared-based payment awards that have been granted dividend equivalent payments during the periods presented.

We note your comments and will revise our disclosures in future filings as follows:

  15.  Earnings Per Share

		2011	2010	2009		2011	2010	2009
		Basic			Diluted
		($ in millions except per share, shares in millions)

Net income	$	x,xxx	$1,496	$1,034	$	x,xxx	$1,496	$1,034
Dividend equivalent payments		(x)	(8)	(8)		(x)	(8)	(8)
Income available to common stockholders	$	x,xxx	$1,488	$1,026	$	x,xxx	$1,488	$1,026

Weighted-average shares outstanding		xxx.x	366.5	367.1		xxx.x	366.5	367.1
Dilutive effect of outstanding options and share-settled awards						x.x	5.3	5.0
Adjusted weighted-average shares outstanding						xxx.x	371.8	372.1
Earnings per share	$	x.xx	$4.06	$2.79	$	x.xx	$4.00	$2.76

  During 2011, 2010, and 2009, dividend equivalent payments were made to holders of stock options and restricted stock units.  For purposes of computing basic earnings per share, the total amount of dividend equivalent payments made to holders of stock options and restricted stock units were deducted from net income to determine income available to common stockholders.   For purposes of computing diluted earnings per share, NS evaluates on a grant-by-grant basis those stock options and restricted stock units receiving dividend equivalent payments under the two-class and treasury stock methods to determine which method is the more dilutive for each award.  For all stock option awards, for all periods presented, the two-class method was more dilutive and, as a result, net income was reduced by the amount of dividend equivalent payments on these awards to determine income available to common stockholders.  For all restricted stock unit awards, for all periods presented, the treasury stock method was more dilutive and, as such, net income was not adjusted for the effect of these dividend equivalent payments.

We acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have responded fully to the Staff’s comments.  If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/Clyde H. Allison, Jr.
Clyde H. Allison, Jr.

cy:	Gene R. Carter, Audit Committee - Chair Charles W. Moorman, Chairman, President and CEO James A. Squires, Executive Vice President and CFO